UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

              FIRST CITIZENS BANCORPORATION OF SOUTH CAROLINA, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $5.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    319460101
               -------------------------------------------------
                                 (CUSIP Number)

                              David L. Ward, Jr.
                              William R. Lathan, Jr.
                              Ward and Smith, P.A.
                              1001 College Court
                              New Bern, North Carolina 28562
                              (252) 633-1000
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 1, 1999
                                ----------------
            (Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                        SCHEDULE 13G

CUSIP No.          319460101                             Page         2        of        5        Pages
            ----------------------------                        -------------      -------------
----------------------------------------                 ----------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        George H. Broadrick

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (A) [ ]
                                                                                          (B) [ ]
   3    SEC USE ONLY
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

      NUMBER OF       5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                        118
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                       6   SHARED VOTING POWER

                                  -0-
                       7   SOLE DISPOSITIVE POWER

                                 118
                       8   SHARED DISPOSITIVE POWER

                                  -0-
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 118
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|X|

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.01%
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                 IN

      This Amendment No. 1 is filed by the Reporting Person to amend his
Schedule 13G dated March 24, 1987, as described below.

ITEM 1(A).  NAME OF ISSUER.

      The issuer of the securities to which this Schedule 13G relates is First Citizens Bancorporation of South Carolina, Inc. (the "Issuer").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      The Issuer's principal executive offices are located at 1230 Main Street, Columbia, South Carolina 29201.

ITEM 2(A).  NAME OF PERSON FILING.

      The Reporting Person is George H. Broadrick who is the retired President of First Citizens BancShares, Inc. and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601. He currently serves as Chairman of the Executive Committee of the Board of Directors and as a consultant to First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company, and as a Director of the Issuer.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      The Reporting Person's business address is Post Office Box 31727, Charlotte, North Carolina 28231.

ITEM 2(C).  CITIZENSHIP.

         The Reporting Person is a citizen of the United States.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

      This Schedule 13G relates to the Issuer's Common Stock, $5 par value per share ("Common Stock").

ITEM 2(E).  CUSIP NO.

         319460101

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP.

      (a)-(b) The Reporting Person previously was, or may have been deemed to be, the beneficial owner of an aggregate of 54,004 shares of Common Stock which constituted 5.73% of the outstanding Common Stock (based on 942,714 shares outstanding at October 31, 1999). Those shares consisted of 118 shares held by the Reporting Person for his own account, and 53,886 shares held by three separate trusts with respect to which the Reporting Person served as sole trustee or as one of two co-trustees.


      During 1999, one of the above trusts was terminated and its assets (including 26,023 shares of Common Stock) were transferred to another of such trusts, and, effective November 1, 1999, the two remaining trusts were restructured to provide that six persons (including the Reporting Person) will serve as co-trustees of the trusts and act by a majority vote. As a result of such restructuring, the Reporting Person no longer deems himself to be the beneficial owner of Common Stock held by the trusts.

      The shares listed above exclude 36,042 shares of common stock (3.82% of total outstanding shares) held by First Citizens BancShares, Inc., Raleigh, North Carolina ("BancShares"), a publicly-held corporation in which the Reporting Person serves as one of 25 directors. The Reporting Person previously included those shares in his beneficial ownership of Common Stock as a result of his aggregate beneficial ownership (in his capacity as trustee of the above trusts) of more than 5% of BancShares' voting securities. However, while he continues to serve as a director of BancShares, as a result of the trust restructuring described above the Reporting Person no longer beneficially owns more than 5% of the voting securities of BancShares and, therefore, no longer deems himself to have any voting or dispositive power as to, or to be the beneficial owner of, shares of Common Stock held by BancShares.

      (c) The Reporting Person currently has sole voting and investment power as to the 118 shares held by him for his own account which constitute 0.01% of the total outstanding shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      This Amendment No. 1 to Schedule 13G is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

         Not applicable

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 9, 1999                      /s/ George H. Broadrick
                                      -----------------------
                                          George H. Broadrick











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